STATEMENT OF INVESTMENTS
Dreyfus Premier Enterprise Fund
December 31, 2006 (Unaudited)

Common Stocks--93.4%	Shares	Value ($)
Aerospace & Defense--1.0%		
Ladish	69,775 a,b	**2,587,257**
Air Freight & Logistics--.7%		
Hub Group, Cl. A	72,600 a,b	**2,000,130**
Apparel Retail--1.4%		
Cache	144,930 a,b	**3,658,033**
Application Software--3.6%		
InterVoice	457,000 a,b	3,500,620
MapInfo	266,525 b	3,478,151
Mind CTI	494,200	1,329,398
Ulticom	147,400 b	1,413,566
		9,721,735
Biotechnology--1.1%		
Metabolix	99,600	1,886,424
Senomyx	87,775 a,b	1,140,197
		3,026,621
Casinos & Gaming--1.2%		
Century Casinos	282,663 a,b	**3,154,519**
Coal & Consumable Fuels--.6%		
Evergreen Energy	154,700 a,b	**1,539,265**
Commercial & Professional Services--2.7%		
Geo Group	101,438 a,b	3,805,935
ICF International	82,273	1,194,604
LECG	118,000 b	2,180,640
		7,181,179
Communications Equipment--1.5%		
RADWARE	247,500 b	**3,932,775**
Computer Storage & Peripherals--1.4%		
Rackable Systems	120,600 a,b	**3,734,982**
Construction & Engineering--1.6%		
ENGlobal	691,100 a,b	**4,443,773**
Consumer Electronics--1.3%		
Directed Electronics	305,300 a	**3,495,685**
Consumer Finance--.5%		
United PanAm Financial	104,475 b	**1,437,576**
Electronic Equipment Manufacturers--4.1%		
CPI International	209,375 a	3,140,625
DTS	225,965 a,b	5,466,093
Napco Security Systems	397,200 a,b	2,331,564
		10,938,282
Exchange Traded Funds--5.7%		
iShares Nasdaq Biotechnology Index Fund	55,300 a,b	4,300,128
iShares Russell 2000 Growth Index Fund	47,050 a	3,697,189
iShares S&P Small Cap600/BARRA	28,800 a	3,716,064
PowerShares Dynamic Biotechnology & Genome Portfolio	202,300 a,b	3,582,733
		15,296,114
Food Retail--.5%		
Susser Holdings	75,400	**1,357,200**
Health Care Equipment--4.9%		
I-Flow	362,875 a,b	5,424,981
Iridex	144,600 b	1,282,602
NeuroMetrix	111,675 a,b	1,665,074
Symmetry Medical	135,100 a,b	1,868,433
Volcano	185,254 a	3,036,313
		13,277,403
Health Care Facilities--2.3%		
Five Star Quality Care	552,600 a,b	**6,161,490**
Health Care Medical Distributor--3.0%		
MWI Veterinary Supply	65,858 a,b	2,127,213

Owens & Minor	65,800	2,057,566
PSS World Medical	194,700 a,b	3,802,491
		7,987,270
Health Care Services--5.0%		
LHC Group	178,700 b	5,094,737
Matria Healthcare	116,100 a,b	3,335,553
Res-Care	278,600 b	5,056,590
		13,486,880
Health Care Supplies--.6%		
West Pharmaceutical Services	34,100 a	**1,746,943**
Health Care Technology--.8%		
Vital Images	59,707 a,b	**2,077,804**
Hotels, Resorts & Cruise Lines--1.0%		
Red Lion Hotels	203,500 b	**2,592,590**
Housewares & Specialties--.7%		
Lifetime Brands	112,900	**1,854,947**
Industrial Machinery--3.7%		
Flanders	397,475 a,b	3,935,003
Gardner Denver	129,775 b	4,841,905
Sun Hydraulics	64,575	1,324,433
		10,101,341
Internet Retail--.6%		
Celebrate Express	145,100 b	**1,683,160**
Internet Software & Services--3.5%		
Goldleaf Financial Solutions	300,000 b	1,755,000
Liquidity Services	108,000 a	1,858,680
WebSideStory	291,900 a,b	3,695,454
Website Pros	250,200 b	2,264,310
		9,573,444
Leisure Facilities--1.6%		
Town Sports International Holdings	255,700	**4,213,936**
Leisure Products--.8%		
MarineMax	83,250 a,b	**2,158,673**
Office Services & Supplies--2.5%		
PeopleSupport	317,325 a,b	**6,679,691**
Oil & Gas Equipment & Services--2.7%		
Matrix Service	88,350 a,b	1,422,435
Tetra Technologies	115,850 a,b	2,963,443
W-H Energy Services	57,275 b	2,788,720
		7,174,598
Oil & Gas Services--1.2%		
Gasco Energy	679,025 a,b	1,663,611
Toreador Resources	58,250 a,b	1,501,103
		3,164,714
Personal Products--.5%		
Physicians Formula Holdings	76,900	**1,437,261**
Pharmaceuticals--1.7%		
Auxilium Pharmaceuticals	128,425 a,b	1,886,563
Penwest Pharmaceuticals	161,100 a,b	2,677,482
		4,564,045
Property & Casualty Insurance--1.1%		
First Mercury Financial	70,330	1,654,162
Hallmark Financial Services	145,700 b	1,442,430
		3,096,592
Real Estate Management & Development--1.1%		
Grubb & Ellis	267,100 b	**3,076,992**
Regional Banks--2.9%		
AmericanWest Bancorp	62,350 a	1,510,117
Columbia Banking System	42,400 a	1,489,088
Community Bancorp/NV	45,950 b	1,387,231
Placer Sierra Bancshares	86,600	2,058,482
Preferred Bank/Los Angeles, CA	24,625	1,479,716
		7,924,634
Restaurants--5.7%		
Buffalo Wild Wings	61,000 a,b	3,245,200
Cosi	460,550 a,b	2,344,200

McCormick & Schmick's Seafood Restaurants	160,683 a,b	3,862,819
Ruth's Chris Steak House	329,658 b	6,026,148
		15,478,367
Semiconductor Equipment--2.3%		
EMCORE	383,125 a,b	2,118,681
Rudolph Technologies	131,850 a,b	2,099,052
Ultratech	149,519 a,b	1,865,997
		6,083,730
Semiconductors--3.6%		
California Micro Devices CP	430,500 b	1,885,590
Microtune	251,100 a,b	1,180,170
Mindspeed Technologies	664,650 a,b	1,269,482
MIPS Technologies	245,250 b	2,035,575
Semtech	262,800 b	3,434,796
		9,805,613
Soft Drinks--1.2%		
Jones Soda	269,427 a,b	**3,313,952**
Specialized Finance--.6%		
Marlin Business Services	64,500 a,b	**1,549,935**
Specialty Stores--1.3%		
Guitar Center	74,440 a,b	**3,384,042**
Steel--.8%		
Northwest Pipe	67,600 b	**2,272,712**
Systems Software--1.6%		
Allot Communications	50,000 a	585,500
Radiant Systems	367,450 a,b	3,836,178
		4,421,678
Thrifts & Mortgage Finance--.5%		
Pacific Premier Bancorp	119,925 b	**1,460,687**
Trading Companies & Distributors--3.0%		
Houston Wire & Cable	241,900 a	5,055,710
Rush Enterprises, Cl. A	179,925 a,b	3,044,331
		8,100,041
Trucking--.5%		
Old Dominion Freight Line	61,239 a,b	**1,474,023**
Wireless Telecommunication Services--1.2%		
InPhonic	300,425 a,b	**3,331,713**
Total Common Stocks (cost $221,200,998)		**252,216,027**

Other Investment--4.3%

Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $11,619,000)	11,619,000 c	**11,619,000**

Investment of Cash Collateral for Securities Loaned--29.1%

Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $78,631,083)	78,631,083 c	**78,631,083**
Total Investments (cost $311,451,081)	**126.8%**	**342,466,110**
Liabilities, Less Cash and Receivables	**(26.8%)**	**(72,385,077)**
Net Assets	**100.0%**	**270,081,033**

a   All or a portion of these securities are on loan. At December 31, 2006, the total market value of the fund's securities on loan is $73,937,493 and the total market value of the collateral held by the fund is $78,631,083.

b   Non-income producing security.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Premier Natural Resources Fund
December 31, 2006 (Unaudited)

Common Stocks--99.3%	Shares	Value ($)
Energy--84.5%		
Apache	5,700	379,107
Arena Resources	10,400 a	444,184
Baker Hughes	5,510	411,377
Basic Energy Services	11,640	286,926
BJ Services	10,600	310,792
Cal Dive International	10,000	125,500
Cameco	7,000	283,150
Cameron International	9,300 a	493,365
Canadian Natural Resources	6,900	367,287
Chesapeake Energy	12,610	366,321
Chevron	5,760	423,533
CNX Gas	15,400 a	392,700
ConocoPhillips	6,000	431,700
Delta Petroleum	3,100 a	71,796
Denbury Resources	7,900 a	219,541
Devon Energy	4,800	321,984
Diamond Offshore Drilling	2,900	231,826
ENSCO International	8,400	420,504
EOG Resources	4,900	306,005
EXCO Resources	19,500	329,745
Exploration Co. of Delaware	33,390 a	445,423
Exxon Mobil	7,400	567,062
GlobalSantaFe	8,480	498,454
GMX Resources	9,580 a	340,090
Goodrich Petroleum	4,700 a	170,046
Grant Prideco	12,058 a	479,547
Halliburton	9,100	282,555
Helix Energy Solutions Group	12,000 a	376,440
Hercules Offshore	6,200 a	179,180
Hess	6,600	327,162
Hornbeck Offshore Services	3,500 a	124,950
Marathon Oil	6,000	555,000
Nabors Industries	3,400 a	101,252
National Oilwell Varco	8,600 a	526,148
Newfield Exploration	7,400 a	340,030
Noble	3,670	279,470
Noble Energy	10,900	534,863
Occidental Petroleum	7,500	366,225
Parallel Petroleum	23,600 a	414,652
Peabody Energy	10,500	424,305
Petroplus Holdings	2,500	151,776
Quicksilver Resources	4,800 a	175,632
Range Resources	11,000	302,060
Riata Energy	18,000 a,b,c	324,000
Schlumberger	10,700	675,812
Southwestern Energy	20,300 a	711,515
Suncor Energy	3,300	260,403
Sunoco	6,700	417,812
Tenaris, ADR	6,200	309,318
TODCO	4,200	143,514
Transocean	6,060 a	490,193

Ultra Petroleum	7,300 a	348,575
Unit	8,700	421,515
Valero Energy	12,900	659,964
Weatherford International	6,260 a	261,605
XTO Energy	15,700	738,685
		20,342,576
Exchange Traded Funds--1.7%		
streetTRACKS Gold Trust	6,355 a	**401,763**
Industrials--2.0%		
Chicago Bridge & Iron (NY Shares)	3,500	95,690
McDermott International	7,350 a	373,821
		469,511
Materials--7.3%		
Agnico-Eagle Mines	5,000	206,200
Barrick Gold	6,200	190,340
BHP Billiton, ADR	6,700	266,325
Praxair	3,200	189,856
Rio Tinto, ADR	700	148,743
Rohm & Haas	2,600	132,912
Teck Cominco, Cl. B	2,200	166,312
Zinifex	31,300	464,326
		1,765,014
Utilities--3.8%		
Edison International	4,800	218,304
FPL Group	2,400	130,608
Questar	6,700	556,435
		905,347
Total Common Stocks		
(cost $19,810,698)		**23,884,211**

Other Investment--.9%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $223,000)	223,000 d	**223,000**
Total Investments (cost $20,033,698)	**100.2%**	**24,107,211**
Liabilities, Less Cash and Receivables	**(.2%)**	**(41,838)**
Net Assets	**100.0%**	**24,065,373**

ADR - American Depository Receipts

a   Non-income producing security.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2006, these securities amounted to $324,000 or 1.3% of net assets.

c   The value of this security has been determined in good faith under the direction of the Board of Trustees.

d   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.